Lucy Schlauch Stark
Phone 303-295-8493
Fax 303-291-9145
MLStark@hollandhart.com

June 19, 2012

VIA EDGAR

Mara L. Ransom

Assistant Director

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Natural Grocers by Vitamin Cottage, Inc.
Registration Statement on Form S-1 filed June 18, 2012
File No. 333-182186

Dear Ms. Ransom:

On behalf of our client, Natural Grocers by Vitamin Cottage, Inc., a Delaware corporation (the “Company”), pursuant to Rule 472 I am submitting as correspondence a copy of the Company’s above—captioned Registration Statement on Form S-1, marked to indicate the changes effected since our Confidential Submission No. 2, which was confidentially submitted to the Securities and Exchange Commission on May 31, 2012 (CIK No. 1547459).  Please contact me with any questions or comments you may have regarding this correspondence.

Respectfully,

/s/ Lucy Schlauch Stark
Lucy Schlauch Stark
Holland & Hart LLP

Attachment

cc:	Kemper Isely, Natural Grocers by Vitamin Cottage, Inc.
Sandra Buffa, Natural Grocers by Vitamin Cottage, Inc.
Keith Townsend, King & Spalding LLP
Scott Berdan, Holland & Hart LLP

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